UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

RADIUS HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

750469 207

(CUSIP Number)

ANSBERT GADICKE

MPM ASSET MANAGEMENT

450 KENDALL STREET

CAMBRIDGE, MA 02142

TELEPHONE: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III-QP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D amendment (the “13D/A”) is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP, BV III LLC and BV IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Kurt Wheeler, Nicholas Simon III, Dennis Henner and Todd Foley (collectively, the “Listed Persons”). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Kurt Wheeler, Nicholas Simon III and Dennis Henner are Series A members of BV III LLC and managers of AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Luke Evnin, Ansbert Gadicke and Todd Foley are members of BV IV LLC.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM Asset Management Investors 2003 BVIII LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) 00

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III Parallel Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM Bio IV NVS Strategic Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures III LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures IV GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) MPM BioVentures IV LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,000 (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.
(2)	Consists of shares underlying options held by the Reporting Person that are exercisable within 60 days of the date of this filing.
(3)

This percentage was calculated based upon 45,476,455 shares of outstanding Common Stock as of August 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 7, 2018.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Nicholas Galakatos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Kurt Wheeler
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Nicholas Simon III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Dennis Henner
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

13D/A

CUSIP No. 750469 207

1.	Name of Reporting Persons(1) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

(1)	This 13D/A is filed by the MPM Entities and the Listed Persons.

Explanatory Note:

This Amendment No. 4 to Schedule 13D (the “13D/A”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on May 27, 2011 and amended by Amendment No. 1 filed December 27, 2011, Amendment No. 2 filed May 7, 2013 and Amendment No. 3 filed October 3, 2016 (as amended, the “Original Schedule 13D”). This 13D/A is being filed to report the sale of shares of Common Stock of Radius Health, Inc., a Delaware corporation (the “Issuer”) by certain of the Reporting Persons.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

“Item 2. Identity and Background” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons and entities filing this statement are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”), MPM BioVentures IV GP LLC (“MPM IV GP”) and MPM BioVentures IV LLC (“MPM IV LLC” and, collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP and MPM IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Kurt Wheeler, Nicholas Simon III, Dennis Henner and Todd Foley (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons” or the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Kurt Wheeler, Nicholas Simon III, Dennis Henner, and Todd Foley is 450 Kendall Street, Cambridge, MA 02142.

(c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.

(d) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany and MPM NVS, which was organized in Bermuda.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

The MPM Entities sold an aggregate of 3,999,343 shares of the Issuer’s Common Stock in open market transactions from April 3, 2018 through August 24, 2018 for aggregate proceeds of $84,997,962.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the beneficial ownership of the Common Stock by the persons filing this 13D/A is provided as of the date of this filing:

Reporting Person	Shares of Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV III QP	0	0	0	0	0	0	0%
BV III	0	0	0	0	0	0	0%
BV III PF	0	0	0	0	0	0	0%
BV III KG	0	0	0	0	0	0	0%
AM LLC	0	0	0	0	0	0	0%
MPM NVS	0	0	0	0	0	0	0%
BV III GP	0	0	0	0	0	0	0%
BV III LLC	0	0	0	0	0	0	0%
BV IV GP	0	0	0	0	0	0	0%
BV IV LLC	0	0	0	0	0	0	0%
Luke Evnin	0	0	0	0	0	0	0%
Ansbert Gadicke(1)(2)	0	100,000	0	100,000	0	100,000	0%
Nicholas Galakatos	0	0	0	0	0	0	0%
Kurt Wheeler	0	0	0	0	0	0	0%
Nicholas Simon III	0	0	0	0	0	0	0%
Dennis Henner	0	0	0	0	0	0	0%
Todd Foley	0	0	0	0	0	0	0%

(1)	Consists of shares underlying options held by the Reporting Person that are exercisable within 60 days of the date of this filing.
(2)

This percentage was calculated based upon 45,476,455 shares of outstanding Common Stock as of August 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the Securities and Exchange Commission on August 7, 2018.

(c) The Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Sold By BVII	Sold by BV III QP	Sold By BV III KG	Sold by BV III PF	Sold By AM LLC	Sold by MPM NVS	Price Per Share
7/9/2018	603	8,967	758	271	174	6,307	$28.99
7/10/2018	3,670	54,591	4,613	1,648	1,057	38,398	$29.21
7/11/2018	1,523	22,659	1,915	684	439	15,938	$29.12
7/12/2018	2,427	36,104	3,051	1,090	699	25,395	$29.90
7/13/2018	3,617	53,797	4,547	1,624	1,041	37,839	$29.28
7/16/2018	1,096	16,303	1,378	492	316	11,467	$29.06
7/17/2018	11	157	13	5	3	111	$28.98
8/17/2018	303	4,499	380	136	87	3,164	$21.30
8/21/2018	353	5,250	444	158	102	3,693	$20.96
8/22/2018	4,028	59,904	5,062	1,809	1,159	42,135	$21.95
8/23/2018	1,650	24,548	2,075	741	475	17,266	$20.96
8/24/2018	2,176	32,371	2,736	977	627	22,768	$20.97
8/24/2018	119,715	1,780,572	150,474	53,759	34,458	1,252,391	$20.40

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e) On August 24, 2018, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Company. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2018

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin
	Name: Luke Evnin Title: Series A Member		Name: Luke Evnin Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin
	Name: Luke Evnin Title: Series A Member		Name: Luke Evnin Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, L.P.

By:	/s/ Luke Evnin	By:	MPM BioVentures III LLC,
	Name: Luke Evnin Title: Manager		its General Partner

MPM BIOVENTURES III LLC		By:	/s/ Luke Evnin
By:	/s/ Luke Evnin		Name: Luke Evnin Title: Series A Member
Name: Luke Evnin Title: Series A Member

MPM BIO IV NVS STRATEGIC FUND, L.P.		MPM BIOVENTURES IV GP LLC

By:	MPM BIOVENTURES IV GP LLC, its General Partner	By:	MPM BIOVENTURES IV LLC, its Managing Member
By:	MPM BIOVENTURES IV LLC, its Managing Member

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin
	Name: Luke Evnin Title: Member		Name: Luke Evnin Title: Member

MPM BIOVENTURES IV LLC

By:	/s/ Luke Evnin
Name: Luke Evnin Title: Member

/s/ Luke Evnin	/s/ Ansbert Gadicke
Luke Evnin	Ansbert Gadicke

/s/ Nicholas Galakatos	/s/ Kurt Wheeler
Nicholas Galakatos	Kurt Wheeler

/s/ Nicholas Simon III	/s/ Dennis Henner
Nicholas Simon III	Dennis Henner

/s/ Todd Foley
Todd Foley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

General Partners/Members:

Luke Evnin

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA

Nicholas Galakatos

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Kurt Wheeler

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Nicholas Simon III

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Dennis Henner

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC

Citizenship: USA

Todd Foley

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund

Citizenship: USA